Exhibit 99.3
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 77811800
Press release
Rio Tinto reaches agreement to sell potash assets and Brazilian iron ore operation
30 January 2009
Rio Tinto has signed definitive agreements to sell its undeveloped potash assets, largely comprising the Potasio Rio Colorado (PRC) potash project in Argentina, and its Corumbá iron ore mine in Brazil and the associated river logistics operations in Paraguay to Vale, the Brazilian mining company, for a total cash consideration of US$1.6 billion. Completion of the Corumbá transaction remains subject to receipt of the relevant regulatory approvals, whilst no approvals are required in order to complete the potash transaction.
“This transaction demonstrates the depth and quality of our asset portfolio and our ability to unlock value for shareholders despite tough credit markets and economic conditions,” said Guy Elliott, chief financial officer, Rio Tinto. “This is a very positive step towards meeting our commitment to reduce debt by US$10 billion in 2009”.
In December 2008, Rio Tinto announced a detailed package of measures in response to the rapidity and severity of the global economic downturn. One aspect of those measures included expanding the scope of the Group’s existing asset divestment programme.
During 2008, Rio Tinto realised almost US$3 billion from asset sales, comprising the Greens Creek mine in Alaska for US$750 million, its interest in the Cortez operation in Nevada for US$1.695 billion and the Kintyre uranium project in Western Australia for US$495 million. In January 2009, the Group announced the divestment of its interest in the Ningxia aluminum smelter in China for US$125 million.
The potash transaction, comprising PRC and the Regina exploration asset in Canada, is targeting completion and receipt of the cash proceeds in February. The Corumbá transaction will complete when appropriate consents are received, and completion is expected in the second half of 2009. The sales proceeds are allocated US$850 million to the potash assets and US$750 million to the Corumbá assets.
The earnings of the Corumbá iron ore mine were US$6 million for the six months ending 30 June 2008 and US$(12) million for the year ended 31 December 2007. There were no earnings for the potash assets, which are undeveloped. Evaluation expenditure on the potash projects in the first half of 2008 was US$18 million. The gross assets of the Corumbá operations as at 30 June 2008 were US$263 million. Gross assets of the PRC assets were US$33 million as at 30 June 2008. The proceeds from these divestments will be used for the repayment of debt.

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About Potasio Rio Colorado
Potasio Rio Colorado — Argentina’s first potash project — is a tier 1 asset located in the Malargüe department in the province of Mendoza. The project is in the feasibility stage and if fully developed will allow Argentina to become one of the world’s major producers of potash, an essential crop nutrient. The life of the mine is projected to last more than 50 years.
About Regina Potash
Regina Potash is a large 1,200km2 property east of the Belle Plaine mine in Saskatchewan, Canada. The project is currently at early evaluation stage and is located close to existing infrastructure.
About Corumbá Operations
Corumbá mine operations are located in western Brazil, in the state of Mato Grosso do Sul. The iron ore is mined from an open pit, processed on site then barged by Transbarge Navegación (Rio Tinto 100%) along the Paraguay River for onward delivery to South American and European customers. Corumbá currently has an annual capacity of 2 million tonnes.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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